SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 27, 2007

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: March 27, 2007

Print the name and title of the signing officer under his signature.

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Ste.1020-800 West Pender Street Vancouver, BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 www.greatbasin.com

GREAT BASIN APPOINTS GENERAL MANAGER FOR
THE HOLLISTER PROJECT IN NEVADA

March 27, 2007 - Great Basin Gold Ltd. ("Great Basin or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that John G. Haan will join Great Basin as the General Manager of the Hollister Development Block (HDB) Project, effective April 12, 2007.

In his new role with Great Basin, John will oversee the advancement of the HDB, a portion of the Hollister property located on the Carlin Trend in Nevada, USA, and manage the project's delivery as it moves forward with surface and underground development. He will also oversee the completion of the feasibility study, which is due by the end of June 2007.

John has over 25 years of experience in underground and surface operations, mine development, permitting and engineering as well as international mining expertise. Most recently, he was the Mine Operations and Project Manager for Newmont Mining Corporation's Leeville Project in Nevada. Since 1999, he has held a variety of positions at Newmont, including Manager of Canadian Operations, which encompassed the Holloway and Golden Giant underground mines, as well as providing support for business development and acquisition activities. Prior to joining Newmont, John worked for Hecla Mining Company where, during a 16-year span, he led feasibility studies and other projects at a number of Hecla mines and managed project teams in all aspects of mine operations and development.

He holds a B.Sc. in Mining Engineering (Hons.) from the Michigan Technological University and is a Registered Professional Engineer.

Ferdi Dippenaar commented "John has an impressive career in the mining industry, with a particular focus on precious metals and gold mining. He is a valuable addition to the Great Basin team, and is joining us at a time when the Company is in transition from being exploration focussed to becoming a gold producer. His skills and experience will greatly assist the Company in its objective of bringing the HDB Project into production as well as realising the untapped potential of the Hollister Property."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.